               BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

                                 FORM 10-KSB
(Mark One)
[X]    ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934
                  For the fiscal year ended December 31, 1999

[_]    TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934
                       For the transition period from    to
                       Commission file number

                                 BANK OF ESSEX
       (Exact name of small business issuer as specified in its charter)

        Virginia                                      54-1210845
  (State of Incorporation)                (IRS Employer Identification No.)

  323 Prince St., Tappahannock, VA                       22560
(Address of principal executive offices)              (Zip Code)

                                (804) 443-4343
               (Issuer's telephone number, including area code)

     Securities registered under Section 12(b) of the Exchange Act:   None

     Securities registered under Section 12(g) of the Exchange Act: Common Stock, par value $5.00 per share

     Check whether the issuer (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and
(2)has been subject to such filing requirements for the past 90 days.
             Yes  X       No

     Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. (X)

     State issuer's revenues for its most recent fiscal year: $12,341,656

     The aggregate market value of common stock held by non-affiliates of the registrant as of March 17, 2000 was approximately $12,067,418.

     The number of shares of the registrant's Common Stock, par value $5.00, issued and outstanding as of March 17, 2000 was 1,167,790.

                      DOCUMENTS INCORPORATED BY REFERENCE

     Portions of the registrant's 1999 Annual Report to Stockholders are incorporated by reference into Parts I, II and IV.

Transitional Small Business Disclosure Format
(Check one):
Yes    No X

                                    PART I
                                    ------

                                   BUSINESS

          The Bank of Essex is a Virginia banking corporation established in 1926 and headquartered in Tappahannock, Virginia. The Bank operates six full-service offices in Virginia, engages in a general commercial banking business and provides a wide range of financial services primarily to individuals and small businesses, including individual and commercial demand and time deposit accounts, commercial and consumer loans, travelers checks, safe deposit box facilities, investment services and fixed rate residential mortgages.

          The Bank's strategic plan is directed toward the enhancement of its franchise value and operating profitability by increasing its asset size and expanding its customer base. Accordingly, the Bank expanded into rapidly growing Hanover County, in 1992, purchased the Bank's fifth branch office in West Point, Virginia from a regional bank in February 1996 and in June 1999 opened its sixth office in Henrico County near Virginia Center Commons. The Hanover County branch has experienced the strongest growth of the Bank's branches. Hanover County's population has grown rapidly, approximately 29% since 1990, versus a growth rate of approximately 9.7% for the Commonwealth of Virginia over the same period. Additionally, strong population growth is projected to continue in Hanover and Henrico counties.

          Management believes that its most important profitable growth opportunities will continue to be in the greater Richmond metropolitan area. Furthermore, management believes that the trend toward consolidation of the banking industry and the closings and acquisitions of financial institutions in the Bank's service area, and in particular the Richmond metropolitan area, have created and will continue to create opportunities for the Bank to grow its branching network and customer base in these markets.

          In furtherance of its expansion strategy, the Bank recently opened its newest office near Virginia Center Commons on Route 1 in Henrico County. Virginia Center Commons is one of the largest shopping malls in the Richmond metropolitan area with five anchor stores. The Virginia Center Commons area is a rapidly growing commercial and residential market. This expansion is expected to continue.

          The Bank's expansion efforts have contributed to its growth and improved profitability. Total assets have increased from $70.6 million at the end of 1992 to $167.3 million at December 31, 1999, representing a compound growth rate of 13.3%. Net income has grown at a compound growth rate of 14.9% since 1992. Net income for 1999 was $1,404,000, up 3.2% compared to $1,361,000 for the same period in 1998. Earnings per share over the same period was $1.20, up from $1.17 for the comparable period in 1999. The banks return on assets declined from 1.00% to .90% and return on equity declined from 9.29% to 9.14% during 1999. Earnings were affected by a 14.5% growth in assets and offset by start up expense of several new lines of business and the cost associated with opening a new office at mid year.

          The Bank has experienced strong loan growth during the last five years. Loan growth has come principally from rate sensitive commercial loans and mortgage loans, which has served to mitigate the Bank's interest rate risk. Despite the strong growth in the Bank's loan portfolio, the level of non-performing assets has remained low.

Credit Policies

          The Bank follows written policies and procedures to enhance management of credit risk. The loan portfolio is managed under a specifically defined credit process. This process includes formulation of portfolio management strategy, guidelines for underwriting standards and risk assessment, procedures for ongoing identification and management of credit deterioration, and regular portfolio reviews to estimate loss exposure and ascertain compliance with the Bank's policies. Lending authority is granted to individual lending officers with the current highest limit being $250,000 for either secured or unsecured loans. An Officer's Loan Committee compromised of five loan officers can approve credits of up to $500,000. Approval of such credits requires a majority vote of the Loan Committee. The

Executive Committee of the Board of Directors, meeting monthly, can approve loans up to $750,000. All other loans must be approved by the Board of Directors.

          The Bank's management generally requires that secured loans have a loan-to-value ratio of 85% or less. Management believes that when a borrower has significant equity in the assets securing the loan, the borrower is less likely to default on the outstanding loan balance.

          A major element of credit risk management is diversification. The Bank's objective is to maintain a diverse loan portfolio to minimize the impact of any single event or set of circumstances. Concentration parameters are based on factors of individual risk, policy constraints, economic conditions, collateral and product type.

          Lending activities include a variety of consumer, real estate and commercial loans with a strong emphasis on serving the needs of customers within the Bank's market territory. Consumer loans are made primarily on a secured basis in the form of installment obligations or personal lines of credit. The focus of real estate lending is single family residential mortgages, but also includes home improvement loans, construction lending and home equity lines of credit. Commercial lending is provided to businesses seeking credit for working capital, the purchase of equipment and facilities and commercial development.

Market Area

          The Bank's six offices serve a diverse market from the edge of the City of Richmond in Hanover and Henrico Counties to Tappahannock, Virginia on the Rappahannock River in Essex County. From suburban Hanover and Henrico Counties, the market area is primarily rural along Route 360 through King William and King and Queen counties into Essex County. The Bank's management believes Route 360 is a developing growth corridor from Richmond to the east. Tappahannock is approximately 40 miles from downtown Richmond and about one hour from Fredericksburg. Through its Tappahannock branches, the Bank also serves the central portion of the Northern Neck of Virginia. Through its West Point office, the bank serves portions of the Middle Peninsula of Virginia.

          Because the Bank's market area has historically been rural, many business activities are related to the agricultural and forest products industries. However, the Bank's expansion strategy has been directed at higher growth markets with concentrations of retail commerce and light industry, which has created a more balanced market.

Competition

          Within the Richmond and Northern Neck areas, the Bank operates in a highly competitive environment, competing for deposits and loans with commercial banks, savings and loans and other financial institutions, including non-bank competitors, many of which possess substantially greater financial resources than those available to the Bank. Certain of these institutions have significantly higher lending limits than the Bank. In addition, there can be no assurance that other financial institutions, with substantially greater resources than the Bank, will not establish operations in the Bank's service area.

          In Essex County, the Bank commands 38.7% of the market, according to the most recently available survey of deposits by the FDIC (June 30, 1999) and is the second largest bank headquartered in Essex County. Serving the middle portion of King William County, the branches at Central Garage and West Point have experienced steady growth, reaching 20.7% of the King William County market while competing with previously established branches. The Bank's office located on Route 360 in eastern Hanover County, east of Mechanicsville, has experienced strong growth while competing against other community banks and established offices of statewide banks in the vicinity.


Employees

          At December 31, 1999, the Bank had 69 full-time equivalent employees. None of its employees is represented by any collective bargaining unit. The Bank considers relations with its employees to be good.

Supervision and Regulation

     The Bank is extensively regulated under both federal and state law. The following is a brief summary of certain statutes, rules and regulations affecting the Bank. This summary is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below and is not intended to be an exhaustive description of the statutes or regulations applicable to the Bank's business.

General

     The Bank is organized as a Virginia-chartered banking corporation and is regulated and supervised by the Bureau of Financial Institutions of the State Corporation Commission (the "SCC"). In addition, the Bank is regulated and supervised by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which serves as its primary federal regulator, and is subject to certain regulations promulgated by the Federal Deposit Insurance Corporation (the "FDIC"). The SCC and the Federal Reserve Board conduct regular examinations of the Bank, reviewing the adequacy of its loan loss reserves, quality of its loans and investments, propriety of management practices, compliance with laws and regulations and other aspects of the Bank's operations. In addition to these regular examinations, the Bank must furnish to the Federal Reserve Board quarterly reports containing detailed financial statements and schedules.

     Federal and Virginia banking laws and regulations govern all areas of the operations of the Bank, including reserves, loans, mortgages, capital, issuance of securities, payment of dividends and establishment of branches. Federal and state bank regulatory agencies also have the general authority to limit the dividends paid by insured banks. See "- Limits on Dividends and Other Payments." As its primary federal regulator, the Federal Reserve Board has authority to impose penalties, initiate civil and administrative actions and take other steps intended to prevent the Bank from engaging in unsafe or unsound practices. In this regard, the Federal Reserve Board has adopted capital adequacy requirements applicable to state member banks such as the Bank. See "- Capital Requirements."

     Under federal law, federally-insured banks are subject, with certain exceptions, to certain restrictions on extensions of credit to their affiliates, on investments in the stock or other securities of affiliates and on the taking of such stock or securities as collateral from any borrower. In addition, such banks are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or the providing of any property or service.

     Banks are also subject to the provisions of the Community Reinvestment Act of 1977, which require the appropriate federal bank regulatory agency, in connection with its regular examination of a bank, to assess the bank's record in meeting the credit needs of the community serviced by the bank, including low- and moderate-income neighborhoods. The regulatory agency's assessment of the bank's record is made available to the public. Such assessment is required by any bank which has applied to, among other things, establish a new branch office that will accept deposits, relocate an existing office, or merge, consolidate with or acquire the assets or assume the liabilities of a federally-regulated financial institution.

Capital Requirements

     The Federal Reserve, the Comptroller of the Currency, and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to United States banking organizations. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels because of its financial condition or actual or anticipated growth. Under the risk-based capital requirement of these federal bank regulatory agencies, the Bank is required to maintain a minimum ratio of total capital to risk-weighted assets of at least 8%. At least half of the total capital is required to be "Tier 1 capital," which consists principally of common and certain qualifying preferred stockholders' equity, less certain intangibles and other adjustments. The remainder of "Tier 2 capital" consists of a limited amount of subordinated and other qualifying debt (including certain hybrid capital instruments) and a limited amount of the general loan loss allowance. The Tier 1 and total capital to risk-weighted asset ratio of the Bank as of December 31, 1999, were 11.03% and 12.26% respectively, exceeding the minimum requirements.

     In addition, each of the federal regulatory agencies has established a minimum leverage capital ratio (Tier 1 capital to average tangible assets). These guidelines provide for a minimum ratio of 3% for banks and bank holding companies that meet certain specified criteria, including that they have the highest regulatory examination rating and are not contemplating significant growth or expansion. All other institutions are expected to maintain a leverage ratio of at least 100 to 200 basis points above the minimum. The Tier 1 capital leverage ratio of the Bank as of December 31, 1999, was 8.76%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance of intangible assets.


Effect of Economic Environment

     The policies of regulatory authorities, including the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of banks and their subsidiaries. Among the means available to the Federal Reserve Board to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

     Federal Reserve Board monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and income of the Bank cannot be predicted.

Limits on Dividends and Other Payments

     The Bank is a state member bank of the Federal Reserve System. As a result, the Bank is regulated by the Federal Reserve and the SCC. There are various regulatory limitations applicable to the payment of dividends by the Bank. Under laws of Virginia applicable to the Bank, prior approval from the bank regulatory agencies is required if cash dividends declared in any given year exceed net income for that year plus net income for the prior two years less all dividends paid during the current year and two prior years. Under existing supervisory practices, at December 31, 1999, the Bank could have paid additional dividends of $2,534,575 without obtaining prior regulatory approval. The payment of dividends by the Bank may also be limited by other factors, such as requirements to maintain capital above regulatory guidelines. Bank regulatory agencies have authority to prohibit the Bank from engaging in a unsafe or unsound practice in conducting their business. The payment of dividends, depending upon the financial condition of the Bank could be deemed to constitute such an unsafe or unsound practice. The Federal Reserve has stated that, as a matter of prudent banking, a bank should not maintain its existing rate of cash dividends on common stock unless (1) the organization's net income available to common stockholders over the past year has been sufficient to fund fully the dividends and (2) the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality, and overall financial condition.

     Under the FDIA, insured depository institutions such as the Bank are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized" (as such term is used in the statute). Based on the Bank's current financial condition, it is not anticipated that this provision will have any impact on its ability to obtain dividends form the Bank.

     In addition, Virginia law imposes restrictions on the ability of all banks chartered under Virginia law to pay dividends. Under Virginia law no dividend may be declared or paid that would impair a Virginia-chartered bank's paid-in-capital. The SCC also has authority to limit or approve the payment of dividends by a Virginia bank if it determines the limitation or approval is warranted by the financial condition of the bank.

Item 2.  Properties.
         ----------

     The principal office of the Bank is located at 323 Prince Street, Tappahannock, Virginia 22560. The Bank has operated a branch in the Tappahannock Towne Center in Tappahannock since 1981. In November 1988, the Bank opened the King William office at Central Garage near Manquin in King William County. The fourth facility, the East Hanover office, opened in August 1992, on Route 360 east of Mechanicsville in Hanover County. In February of 1996, the Bank opened its fifth office in West Point, Virginia in King William
County.   In June 1999, the Bank opened its sixth office in Henrico County near
Virginia Center Commons. This office houses other lines of business such as the commercial department, fixed rate mortgages and investment services. In June of 1990, the Bank purchased several acres of land in Tappahannock, Virginia, which may be the future site of the executive offices of the Bank. The Bank owns all of its properties.

Item 3.  Legal Proceedings.
         -----------------

     In the course of its operations, the Bank is party to various legal proceedings. Based upon information currently available, and after consultation with its general counsel, management believes that such legal proceedings, in the aggregate, will not have a material adverse effect on the Bank's business, financial position or results of operations.

Item 4.  Submission of Matters to a Vote of Security Holders.
         ---------------------------------------------------

          There were no matters submitted to the stockholders for their vote during the fourth quarter of 1999.

                                    PART II
                                    -------

Item 5.  Market for Common Equity and Related Stockholder Matters.
         --------------------------------------------------------

     The Bank's Common Stock was approved for trading on the Nasdaq SmallCap
Market on December 18, 1997 under the symbol "BSXT."   At December 31, 1998,
there were 1,167,790 shares of Common Stock outstanding held by approximately 1,045 holders of record.

     The following table indicates the high and low bid prices for the Common Stock as reported on the NASDAQ SmallCap Market for the quarterly periods indicated:

                 1999             High    Low    Closing
                 ----            ------  ------  -------
              Fourth Quarter     $15.00  $13.00   $14.00
              Third Quarter       16.50   14.00    15.00
              Second Quarter      18.50   14.75    15.75
              First Quarter       18.50   15.63    15.81

                  1988            High    Low    Closing
                 -----           ------  ------  -------
            Fourth Quarter       $20.00  $15.75   $18.50
                Third Quarter     23.00   17.50    18.25
            Second Quarter        24.00   22.00    22.25
            First Quarter         22.00   18.50    22.00

     The Bank began paying cash dividends in 1944 and semi-annual cash dividends in 1989. The Board of Directors intends to continue its present policy of paying semi-annual cash dividends on the Common Stock when justified by the financial condition of the Bank. The timing and amount of future dividends, if any, will depend on general business conditions encountered by the Bank, its earnings, its financial condition and cash and capital requirements, governmental regulations and other such factors as the Board of Directors may deem relevant. The following table sets forth the semi-annual and total cash dividends paid per share for the period for 1997 and 1998.

                                                             Total Annual
                1st Semi-Annual      2nd Semi-Annual           Dividends

               Dividend Paid      Dividend Paid      Paid
   Year         Per share(1)      per share(1)     per share
   ----        -------------      ------------     ---------
  1999             $0.22              $0.23         $0.45
  1998             $0.22              $0.22         $0.44

_______________
  (1) The Bank generally pays its semi-annual dividends in June and December. Dividends shown in this table are adjusted for stock dividends.

Item 6.    Management's Discussion and Analysis or Plan of Operation.
           ----------------------------------------------------------

     The information required by Item 6 is included on pages 4 through 13 of the registrant's Annual Report to its shareholders for the year ended December 31, 1999 under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and is incorporated herein by reference.


Item 7.    Financial Statements.
           --------------------

     The information required by Item 7 is included on pages 14 through 27 of the registrant's Annual Report to its shareholders for the year ended December 31, 1999 and is incorporated herein by reference.

Item 8.    Changes in and Disagreements With Accountants on Accounting and
           ---------------------------------------------------------------
           Financial Disclosure.
           --------------------

     None


                                 PART III
                                 --------

Item 9.    Directors, Executive Officers, Promoters and Control Persons;
           -------------------------------------------------------------
           Compliance with Section 16(a) of the Exchange Act.
           -------------------------------------------------

     Set fourth below is certain information with respect to the Bank's principal executive officers:

     Robert E. Davis, 62 has been a Senior Vice President of the Bank since 1992, and a Vice President of the Bank since 1990.

     Bonnie S. Courtney, 46, is Vice President of Operations. Mrs. Courtney has held various positions with the Bank since 1981.

     Suzanne S. Rennolds, 50, is Vice President, Human Resources, Branch Administration and has been employed by the Bank since December 1980.

     Jack M. Robeson, 51, is Vice President, Commercial Lending and has been employed by the Bank since January 1996. From 1973 - 1995, Mr. Robeson was a commercial lender at NationsBank.

     Bruce E. Thomas, 36, is Vice President, Cashier and Corporate Secretary and has been employed by the Bank since October 1990.

     Terrell D. Vaughan, 53, is Vice President of the Bank and has been employed by the Bank since April 1, 1998. Prior to that time, Mr. Vaughan had been a commercial lender and business development officer at Hanover Bank for at least five years.

     George M. Longest, Jr., 39, became President and Chief Executive Officer of the Bank on January 1, 1999, when Earl R. Johnston retired form these positions with the Bank. Prior to assuming his present position, Mr. Longest had been Senior Vice President and Senior Loan Officer since February 1989. Mr. Longest has served as a director of the Bank since 1999.

     R. Harding Ball, 55, has been President of Ball Lumber Co., Inc. for more than 5 years. Mr. Ball has served as a director of the Bank since 1999.

     R. Tyler Bland, III, 56, has been President and agent for Tidewater Realty since 1996. From 1984-1996, Mr. Bland was the owner of Tidewater Insurors. Mr. Bland has served as a director of the Bank since 1996.

     L. McCauley Chenault, 48, has been an attorney with Chenault Law Offices for more than five years. Mr. Chenault has served as a director of the Bank since 1987.

     Alexander F. Dillard, Jr., 61, has been a partner in the law firm of Dillard & Katona, P.C. for more than five years. Mr. Dillard has served as a director of the Bank since 1982.

     George B. Elliott, 65, retired December 31, 1999 as President of Brooks & Elliott, Inc., a building contractor. He had been President of that Company for more than five years. Mr. Elliott has served as a director of the Bank since 1982.

     Frances H. Ellis, 55, was Treasurer of the County of Essex from 1978 until her retirement from that position in 1999. Mrs. Ellis has served as a director of the Bank since 1995.

     Robert F. Hutchinson, 67, is serving as Acting Chairman of the Board of the Bank. He has been a farmer and President of Hutchinson & Hutchinson, Inc. for more than five years. Mr. Hutchinson has served as a director since 1980.

     Philip T. Minor, 65, has been a partner in Philip Minor Farms for more than five years. Mr. Minor has served as a director of the Bank since 1974.

     W. Guy Townsend, 64, has been the owner of Prestley Farm Nursery, Manquin, Virginia, for more than five years. Mr. Townsend has served as a director of the Bank since 1987.


Item 10.   Executive Compensation.
           ----------------------

Compensation of the Board

     Directors of the Bank are paid an annual retainer of $2,400, plus $200 for attendance at each meeting of the Board and $100 for attendance at each committee meeting. Directors are also reimbursed for reasonable expenses incurred to attend Board and committee meetings. Employees of the Bank serving as directors or committee members do not receive any separate compensation for committee meetings attended.

     The following table presents an overview of executive compensation awarded earned or paid during 1999, 1998 and 1997 to George M. Longest, Jr., the Bank's President and Chief Executive Officer in 1999. No executive officer of the Bank has compensation for 1999 in excess of $100,000.

                           Summary Compensation Table

        Name and Principal        Year      Salary    Bonus      All Other
            Position                                            Compensation
       George M. Longest, Jr.(1)  1999     $ 75,000   $ 165      $  4,866
         President and CEO        1998     $ 58,300   $ 165
                                  1997     $ 45,000   $ 165

     (1) Mr. Longest became President and Chief Executive Officer of the Bank effective January 1, 1999. Earl R. Johnston retired as President and Chief Executive Officer of the bank on December 31, 1998.

     (2) Of this amount, $1,500 represents the Bank's contribution to Mr. Longest's account under the Banks 401(k) plan and $3,366 represents contributions by the Bank to a flexible dollars program to be used to purchase basic health care and life insurance.

Employee Benefit Plans

Retirement Plan

     The Bank participates in the Virginia Bankers Association Master Defined Benefit Pension Plan (the "Retirement Plan"), a defined benefit pension plan qualified under the Internal Revenue Code of 1986, as amended (the "Code"). The annual retirement benefit is the sum of (1) 1.60% of "Average Annual Compensation" ( highest five consecutive calendar years' W-2 compensation) multiplied by years of service up to a maximum of 20 years, (2) 0.75% of Average Annual Compensation multiplied by years of service in excess of 20 years up to a maximum of 35 years, and (3) 0.75% ( reduced to 0.70% or 0.65%, depending upon the participant's Social Security retirement age) of Average Annual Compensation in excess of Covered Compensation multiplied by years of service up to a maximum of 35 years. "Covered Compensation" is the average of the Social Security taxable wage bases for the calendar year period ending with the last day of the calendar year preceding the calendar year in which the participant attains his or her Social Security retirement age.

     The following table shows the estimated annual pension benefit payable to a participant at normal retirement age under the Retirement Plan for employees of the Bank.

                               Pension Plan Table

                               Years of Service

       Average
     Compensation      15           20           25           30           35
     $   25,000    $  6,045    $   8,060     $  9,013    $   9,965    $  10,918
     $   50,000    $ 14,858    $  19,810     $ 22,638    $  25,465    $  28,293
     $   75,000    $ 23,670    $  31,560     $ 36,263    $  40,965    $  45,668

     As of December 31, 1999, Mr. Longest's average annual compensation for purposes of the pension plan was $50,940 and he had been credited with 11 years of service.

Supplemental Income Plan

     The Bank has a Supplemental Income Plan ( the "Supplemental Plan") under which some executive officers of the Bank, but not Mr. Longest, are entitled to receive certain death and retirement benefits if they remain employed by the Bank until such death or retirement. All benefits under the Supplemental Plan are paid over a 15-year period following death or retirement. The lives of the executive officers covered by the Supplemental Plan have been insured for amounts sufficient to discharge the obligations thereunder.

Director Deferred Compensation Plan

     The Bank has a Director Deferred Compensation Plan (the "Deferred Compensation Plan") pursuant to which certain directors agreed to defer receipt of Board of Directors fees earned during a 10-year deferral period beginning in 1993. The deferred fees are payable monthly under the Deferred Compensation Plan at the later of the end of the 10-year deferral period or the director attaining the age of 65. Payments are made over a 10-year period to the director or his or her designated beneficiary, and in the event of death prior to any payments being made, there is a provision for a pre-payout death benefit to the designated beneficiary. In 1996, the Bank added a defined contribution plan to the Deferred Compensation Plan. At December 31, 1999 Mr. Longest's deferred Board of Director's fees under the Deferred Compensation Plan totaled $2,400.

401(k) Plan

     The Bank has a thrift savings plan qualified under Section 401(k) of the Code (the "401(k) Plan"). Employees over the age of 21 are eligible to begin participation in the 401(k) Plan the January 1 or July 1 following completion of six months of employment. Employees may contribute up to 15% of their base compensation before tax. Each year a decision is made about the level and amount of the Bank's matching contribution based on the Bank`s profits. Currently, when an eligible employee contributes up to 4% of his or her base compensation before tax, the Bank contributes a 2% match. Employees may contribute an additional 11%, up to $9,500 for 1999, of his or her base compensation before tax. In 1999, the Bank contributed $1,500 in matching funds to Mr. Longest's account and $28,384 in the aggregate to the accounts of all 401(k) Plan participants.

Item 11.   Security Ownership of Certain Beneficial Owners and Management.
           --------------------------------------------------------------

     The Securities Exchange Act of 1934, as amended, requires the Bank's directors, officers and any persons owning more than 10% of the common stock to file certain reports of ownership and changes in ownership with the Securities and Exchange Commission. Based solely upon its review of the copies of the Forms 3, 4 and 5 received by it, and written representation from certain persons that no Forms 5 were required to be filed by those persons, the Bank believes that all directors and officers complied with these filings.

                        OWNERSHIP OF BANK COMMON STOCK

     The following table sets forth, as of March 10, 2000, certain information with respect to the beneficial ownership of Bank common stock held by each director and nominee and each executive officer named in the Summary Compensation table below, and by the directors and all executive officers of the Bank as group.

     As of March 10, 2000, no stockholder of the bank beneficially owned 5% or more of Bank common stock.

      Name(1)                 Amount and Nature of Beneficial   Percent of Class
                                        Ownership (2)

  Named Executive Officers:
  George M. Longest, Jr.(3)             3,400                           *
  Directors                                                            **
  Alexander F. Dillard, Jr(4)          18,056                           *
  Philip T. Minor(5)                   11,700                           *
  R. Tyler Bland, 111(6)                9,450                           *
  Robert F. Hutchinson(7)               9,154                           *
  Frances H. Ellis(8)                   4,514                           *
  George B. Elliot(9)                   3,096                           *
  William Guy Townsend(10)              2,734                           *
  L. McCauley Chenalt                   2,500                           *
  R. Harding Ball                       2,000                           *

  All Directors and Executive
  Officers as a group 16 persons)      70,752                          6.10%


       * Percentage of ownership is less than 1% of the outstanding shares of common stock of the Bank.

       ** Mr. Longest is also a nominee for director of the Bank. He was appointed director in February, 1999 to fill the vacancy resulting from Mr. Johnston's retirement

(1) The address of each stockholder is c/o Bank of Essex, 323 Prince Street, Tappahannock, VA 22560.
(2) For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as adopted by the Federal Reserve Board, under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or to direct the voting of the security or the power to dispose or to direct the disposition of the security, or if he or she has the right to acquire beneficial ownership of the security within 60 days. Under those rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she disclaims any beneficial interest.
(3) Includes 400 shares held for Mr. Longest's children and 2,100 shares held jointly with his spouse.
(4) Includes 11,606 shares owned by Dillard Associates, P.C. Pension Trust, of which Mr. Dillard is the sole beneficiary, and 200 shares held by Mr. Dillard's spouse.
(5)  Includes 500 shares held by Mr. Minor's spouse.
(6) Includes 1,100 shares held by Mr. Bland's spouse and 3,400 shares held in a family trust.
(7)  Includes 185 shares held by Mr. Hutchinson's spouse.
(8)  Includes 132 shares held by Mrs. Ellis' spouse.
(9)  Includes 800 shares held by Mr. Elliott's spouse
(10) Includes 300 shares held by Mr. Townsend's spouse

Item 12.   Certain Relationships and Related Transactions.
           ----------------------------------------------

Indebtedness and Other Transactions

     Certain directors and executive officers of the Bank, members of their immediate families and corporation, partnerships and other entities with which such persons are associated are customers of the Bank. As such, they had transactions in the ordinary course of business with the Bank during 1999 and will have additional transactions with the Bank in the future. All loans and commitments to lend included in such transactions were made in the ordinary course of business and upon substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with the general public. In the opinion of management, none of the transactions involved more than the normal risk of collectibility or presented other unfavorable features. At December 31, 1999 and December 31, 1998 loans from the Bank to all executive officers and directors, their immediate families and/or affiliated companies in which they are principals amounted to approximately $2,832,103 and $2,561,244, respectively. These amounts represented approximately 18.4% and 17.1% of the total equity capital of the Bank as of December 31, 1999 and December 31, 1998 respectively. During 1999 and 1998, no lending relationship between the Bank and any one of its executive officers or directors, their immediate families and/or corporations or other entities in which they are principal stockholders, exceeded 15% of the Bank's total equity.

     Regulation O promulgated by the Federal Reserve Board and the provisions of the Federal Deposit Insurance Corporation Act of 1991 impose limitations on the amount of credit that may by extended by a state bank such as the Bank, to its directors, executive officers and related persons. Management believes it is in compliance with these limitations.

     Chenault Law Offices serves as counsel to the Bank. L. McCauley Chenault, a principal of Chenault Law Offices, is a director of the Bank.

     The law firm of Dillard & Katona P.C. also serves as counsel to the Bank. Alexander F. Dillard, Jr., a partner in the firm, is a director of the Bank.

Item 13.   Exhibits and Reports on Form 8-K.
           --------------------------------
     None.



                                  SIGNATURES
                                  ----------

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     BANK OF ESSEX

                                     By: ____________________________________
                                        George M. Longest, Jr., President
                                        Chief Executive Officer
Date: March 30, 1999                         and Director

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated.

     SIGNATURE                                 TITLE
     ---------                                 -----



_________________________            President, Chief Executive Officer
George M. Longest, Jr.               and Director (Principal Executive Officer)


_____________________                Vice President, Cashier and Corporate
Bruce E. Thomas                      Secretary (Principal Financial and
                                     Accounting Officer)

______________________               Acting Chairman of the Board
Robert F. Hutchinson

____________________________         Director
R.  Harding Ball

____________________________         Director
R. Tyler Bland, III

____________________________         Director
L. McCauley Chenault

____________________________         Director
Alexander F. Dillard, Jr.

______________________               Director
Frances H. Ellis

_________________________            Director
George B. Elliott

____________________________         Director
Philip T. Minor

_____________________________        Director
William Guy Townsend